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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

DST Systems, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

233326107

(CUSIP Number)

Thomas A. Early
100 Fillmore Street
Denver, Colorado 80206
(303) 691-3905
(303) 394-7714 (facsimile)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 233326107	Schedule 13D	Page 2 of 6 Pages

1.	Names of Reporting Person: Janus Capital Group Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐	Not applicable
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):		☐ Not applicable

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 7,424,052

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 7,424,052

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,424,052

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒ Excludes 51,140 shares beneficially owned by the directors and executive officers of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11): 8.9%

14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233326107	Schedule 13D	Page 3 of 6 Pages

Preliminary Statement

     This Amendment No. 5 to Schedule 13D (the “Amendment”) is filed on behalf of Janus Capital Group Inc. (“Janus”), a Delaware corporation formerly known as Stilwell Financial Inc. Reference is made to the initial statement on Schedule 13D filed on July 10, 2000, amended as of December 12, 2001, January 10, 2003, September 10, 2003 and further amended as of November 19, 2003 (the “Janus Statement”). The Janus Statement is hereby further amended and supplemented as follows:

     Item 4. Purpose of Transaction

     The disclosure in Item 4 is hereby amended and supplemented by adding the following:

     On December 1, 2003, Janus, DST and DST Output Marketing Services, Inc. (“OMS”), a wholly owned subsidiary of DST consummated the share exchange contemplated by the Share Exchange Agreement, pursuant to which DST acquired from Janus 32.3 million shares of DST Common Stock (approximately 27.9 % of the outstanding shares) in exchange for all of the stock of OMS, which was part of DST’s Output Solutions segment. At the time of the exchange, OMS held an operating commercial printing and graphics design business and approximately $999 million in cash to approximately equalize the value of the operating business and the DST shares being exchanged.

     In connection with the consummation of the share exchange, Janus granted DST a proxy to vote the shares of DST Common Stock that Janus continues to own for so long as Janus or one of its affiliates continues to own such shares. Immediately following the share exchange, Janus owned 7,424,052 shares of DST Common Stock (approximately 8.9% of the outstanding shares, on a pro forma basis). The agreement also provides for certain restrictions on the acquisition and/or disposition of shares of DST Common Stock by Janus following the consummation of the transaction.

     The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Share Exchange Agreement and the Proxy which are filed as Exhibit A and Exhibit B hereto, respectively, and each of which is incorporated by reference.

     Item 5. Interest in Securities of the Issuer.

     Janus directly holds 7,424,052 shares of Common Stock of DST.

     REPORTING PERSON

     (a) The responses to Items 11 and 13 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (a) of this Item 5. The percentage of the outstanding Common Stock of DST was calculated based upon the shares shown outstanding on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2003 less the number of shares of DST common stock exchanged in the share exchange.

     (b) The responses to Items 7, 8, 9 and 10 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (b) of this Item 5.

     (c) The Reporting Person had the following transactions in the Common Stock during the 60 days prior to the date of this Schedule:

CUSIP No. 233326107	Schedule 13D	Page 4 of 6 Pages

     On December 1, 2003, Janus, DST and DST Output Marketing Services, Inc. (“OMS”), a wholly owned subsidiary of DST consummated the share exchange contemplated by the Share Exchange Agreement, pursuant to which DST acquired from Janus 32.3 million shares of DST Common Stock (approximately 27.9 % of the outstanding shares) in exchange for all of the stock of OMS, which is part of DST’s Output Solutions segment. At the time of the exchange, OMS held an operating commercial printing and graphics design business and approximately $999 million in cash to approximately equalize the value of the operating business and the DST shares being exchanged. In accordance with the terms of the Share Exchange Agreement, the exchange value of the DST shares at the closing was $34.50 per share.

     (d) No person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock.

     (e) Not applicable.

DIRECTORS AND EXECUTIVE OFFICERS

	Total	Percent	Voting Power		Dispositive Power
Name	Owned	of Class	Sole	Shared	Sole	Shared

Directors (excluding executive officers who are directors)
Balser	11,000	*	11,000	0	11,000	0
Burt	0	0%	0	0	0	0
Cox	0	0%	0	0	0	0
Craig	0	0%	0	0	0	0
Hayes	0	0%	0	0	0	0
Rowland	40,140	*	40,140	0	40,140	0
Scheid	0	0%	0	0	0	0
Skidelsky	0	0%	0	0	0	0
Executive Officers
Whiston	0	0%	0	0	0	0
Miller	0	0%	0	0	0	0
Soderberg	0	0%	0	0	0	0

CUSIP No. 233326107	Schedule 13D	Page 5 of 6 Pages

Starr	0	0%	0	0	0	0
Early	0	0%	0	0	0	0
Hudner	0	0%	0	0	0	0
Beery	0	0%	0	0	0	0
Luoma	0	0%	0	0	0	0
Frost	0	0%	0	0	0	0

*	Less than one percent.

     None of the above named directors or executive officers have had any transactions in the Common Stock of DST during the 60 days prior to the date of this Schedule.

     No person, other than the respective directors or executive officers, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock beneficially owned by such director or officer.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The disclosure in Item 6 is hereby amended and supplemented by adding the following:

     Reference is made to the share exchange agreement described in Item 4, which is incorporated herein by reference.

     Reference is made to the proxy described in Item 4, which is incorporated herein by reference.

     The directors and executive officers of the Reporting Person currently have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

     Item 7. Material to be Filed as Exhibits.

     Exhibit A — Share Exchange Agreement, by and among DST Systems, Inc., DST Output Marketing Services, Inc. and Janus Capital Group Inc. (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A filed by DST Systems, Inc. on November 13, 2003 (File No. 001-14036)).

     Exhibit B — Irrevocable and Continuing Proxy by Janus Capital Group Inc. dated December 1, 2003.

CUSIP No. 233326107	Schedule 13D	Page 6 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2003

Janus Capital Group Inc.

By:	/s/ Loren M. Starr

Name:	Loren M. Starr
Title:	Senior Vice President and Chief
Financial Officer

Exhibit Index

Exhibit
Number	Description

Exhibit B	Irrevocable and Continuing Proxy by Janus Capital Group Inc. dated December 1, 2003.